EXHIBIT 4.1
DESCRIPTION OF REGISTRANT’S SECURITIES
The following summary of certain provisions of the capital stock of NuScale Power Corporation, a Delaware corporation (“NuScale Corp”, the “Company”, “we”, “us”, or “our”), and the non-voting Class B Units (“NuScale LLC Class B Units”) of NuScale Power, LLC, an Oregon limited liability company (“NuScale LLC”), does not purport to be complete and is subject to: (i) NuScale Corp’s certificate of incorporation (the “Charter”); (ii) NuScale Corp’s bylaws (the “Bylaws”, and together with the Charter, the “Organizational Documents”); (iii) the Amended and Restated Registration Rights Agreement, dated May 2, 2022, among NuScale Corp, Spring Valley Acquisition Sponsor, LLC, SV Acquisition Sponsor Sub, LLC, and certain members of NuScale LLC and stockholders of NuScale Corp (the “Registration Rights Agreement”); (iv) the Sixth Amended and Restated Limited Liability Company Agreement of NuScale LLC, dated May 2, 2022, among NuScale Corp, NuScale LLC, and the members of NuScale LLC (the “A&R NuScale LLC Agreement”); and (v) the provisions of applicable law.
Authorized Capitalization
General
Our Charter authorizes the issuance of 512,000,000 shares of capital stock, par value $0.0001 per share, of NuScale Corp, consisting of:
•332,000,000 shares of Class A common stock (“Class A Common Stock”);
•179,000,000 shares of Class B common stock (“Class B Common Stock, and together with Class A Common Stock, “Common Stock”); and
•1,000,000 shares of preferred stock (“NuScale Corp Preferred Stock”).
The following summary describes all material provisions of our capital stock. We urge you to read the Charter, the Bylaws, the Registration Rights Agreement, and the A&R NuScale LLC Agreement for further details.
Common Stock
Class A Common Stock
Voting rights. Each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of Common Stock will vote together as a single class on all matters (or, if any holders of NuScale Corp Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of NuScale Corp Preferred Stock); provided, that the holders of the outstanding shares of Class A Common Stock will be entitled to vote separately upon any amendment to the Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of Class A Common Stock in a manner that is disproportionately adverse compared to Class B Common Stock.
Subject to the rights of the holders of any one or more series of NuScale Corp Preferred Stock then outstanding, the number of authorized shares of Class A Common Stock may be increased or decreased by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of NuScale Corp entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware (the “DGCL”), and no vote of the holders of Class A Common Stock voting separately as a class will be required therefor; provided, that the number of authorized shares of any particular class may not be decreased below the number of shares of such class then outstanding, plus the number of shares of Class A Common Stock issuable in connection with (x) the exchange of all outstanding NuScale LLC Class B Units, and the cancellation of all Class B Common Stock, pursuant to the A&R NuScale LLC Agreement
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and (y) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock.
Holders of Class A Common Stock do not have the ability to cumulate votes for the election of directors. The Charter does not require the election of the directors to be by written ballot.
Notwithstanding the foregoing, to the fullest extent permitted by law and subject to the Charter, holders of shares of Class A Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Charter (including any certificate of designations relating to any series of NuScale Corp Preferred Stock) that relates solely to the terms of any outstanding NuScale Corp Preferred Stock if the holders of such NuScale Corp Preferred Stock are entitled to vote as a separate class thereon under our Charter (including any certificate of designations relating to any series of NuScale Corp Preferred Stock) or pursuant to the DGCL.
Dividend Rights. Subject to applicable law and the rights, if any, of the holders of any outstanding series of NuScale Corp Preferred Stock or any class or series of stock having a preference senior to or the right to participate with Class A Common Stock with respect to the payment of dividends, such dividends and other distributions of cash, stock or property may be declared and paid on Class A Common Stock out of the assets of the Company that are by law available therefor, at the times and in the amounts as NuScale Corp’s board of directors (the “Board”) in its discretion may determine.
Rights upon liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of NuScale Corp, after payment or provision for payment of the debts and other liabilities of NuScale Corp and of the preferential and other amounts, if any, to which the holders of NuScale Corp Preferred Stock are entitled, if any, the holders of all outstanding shares of Class A Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining assets of NuScale Corp available for distribution ratably in proportion to the number of shares of Class A Common Stock.
Other rights. Except as provided in the Registration Rights Agreement (as applicable), the holders of Class A Common Stock will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to Class A Common Stock. The rights, preferences and privileges of holders of Class A Common Stock will be subject to those of the holders of any shares of the NuScale Corp Preferred Stock that NuScale Corp may issue in the future and to the Registration Rights Agreement, as applicable.
Subject to the transfer and exchange restrictions set forth in the A&R NuScale LLC Agreement, holders of NuScale LLC Class B Units may exchange them for shares of Class A Common Stock (or cash), subject to certain restrictions.
Class B Common Stock
Shares of Class B Common Stock have no economic rights, and entitle the holder only to cast one vote per share on matters submitted to the stockholders of NuScale Corp. Each share of Class B Common Stock is paired with one NuScale LLC Class B Unit. The voting rights of Class B Common Stock are intended to be identical to the voting rights of Class A Common Stock.
Voting Rights. Each holder of Class B Common Stock is entitled to one vote for each share of Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of Common Stock vote together as a single class on all matters (or, if any holders of NuScale Corp Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of NuScale Corp Preferred Stock); provided, that the holders of the outstanding shares of Class B Common Stock are entitled to vote separately on any amendment to the Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the rights of Class B Common Stock in a manner that is disproportionately adverse compared to Class A Common Stock.
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Subject to the rights of the holders of any one or more series of NuScale Corp Preferred Stock then outstanding, the number of authorized shares of Class B Common Stock may be increased or decreased by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of NuScale Corp entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of Class B Common Stock voting separately as a class will be required therefor.
Holders of Class B Common Stock do not have the ability to cumulate votes for the election of directors. Our Charter does not require the election of the directors to be by written ballot.
Notwithstanding the foregoing, to the fullest extent permitted by law and subject to our Charter, holders of shares of Class B Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Charter (including any certificate of designations relating to any series of NuScale Corp Preferred Stock) that relates solely to the terms of any outstanding NuScale Corp Preferred Stock if the holders of such NuScale Corp Preferred Stock are entitled to vote as a separate class thereon under the Charter (including any certificate of designations relating to any series of NuScale Corp Preferred Stock) or pursuant to the DGCL.
Dividend Rights. Except in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of NuScale Corp, dividends of cash or property may not be declared or paid on shares of Class B Common Stock, and then, only to the extent of the par value thereof.
Rights upon liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of NuScale Corp, holders of shares of Class B Common Stock will not be entitled to receive, with respect to such shares, any assets of NuScale Corp in excess of the par value thereof.
Other rights. To the extent NuScale LLC Class B Units are issued pursuant to the A&R NuScale LLC Agreement to anyone other than NuScale Corp or a wholly owned subsidiary of NuScale Corp, an equivalent number of shares of Class B Common Stock (subject to adjustment as set forth herein) shall be issued to the same Person to which such NuScale LLC Class B Units are issued at par.
Conversion and Retirement of Class B Common Stock. Subject to the transfer and exchange restrictions set forth in the A&R NuScale LLC Agreement and the Merger Agreement, holders of NuScale LLC Class B Units may exchange such units, together with the cancelation for no consideration of an equal number of shares of Class B Common Stock, for shares of Class A Common Stock. Notwithstanding the foregoing, no holder of Class B Common Stock may transfer shares of Class B Common Stock to any person unless such holder transfers a corresponding number of NuScale LLC Class B Units to the same person in accordance with the provisions of the A&R NuScale LLC Agreement. If any outstanding share of Class B Common Stock ceases to be held by a holder of a corresponding NuScale LLC Class B Unit, such share shall automatically and without further action on the part of NuScale Corp or any holder of Class B Common Stock be transferred to NuScale Corp for no consideration and retired.
A&R NuScale LLC Agreement
In its capacity as the manager of NuScale LLC, NuScale Corp controls all of NuScale LLC’s business and affairs. Any time NuScale Corp issues a share of Class A Common Stock for cash, the net proceeds received by NuScale Corp will be promptly used to acquire a Class A Unit of NuScale LLC (“NuScale LLC Class A Unit”) unless used to settle an exchange of a NuScale LLC Class B Unit for cash, as described below. Any time NuScale Corp issues a share of Class A Common Stock upon an exchange of a NuScale LLC Class B Unit or settles such an exchange for cash, NuScale Corp will contribute the exchanged unit to NuScale LLC and NuScale LLC will issue to NuScale Corp a NuScale LLC Class A Unit. If NuScale Corp issues other classes or series of equity securities, NuScale LLC will issue to NuScale Corp an equal amount of equity securities of NuScale LLC with designations, preferences and other rights and terms that are substantially the same as NuScale’s newly issued equity securities. If NuScale Corp repurchases, redeems or retires any shares of Class A Common Stock (or equity securities of other classes or series), NuScale LLC will, immediately prior to such repurchase, redemption or retirement, repurchase, redeem or retire an equal number of NuScale LLC Class A Units (or its equity securities of the corresponding
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classes or series) held by NuScale Corp, upon the same terms and for the same consideration as the shares of Class A Common Stock (or equity securities of such other classes or series) are repurchased, redeemed or retired. In addition, all membership units of NuScale LLC (“NuScale LLC Units”), as well as Class A Common Stock and Class B Common Stock, are subject to equivalent stock splits, dividends, reclassifications and other subdivisions. In the event NuScale Corp acquires NuScale LLC Class A Units without issuing a corresponding number of shares of Class A Common Stock, it will make appropriate adjustments to the exchange ratio of NuScale LLC Class B Units to Class A Common Stock.
NuScale Corp will have the right to determine when distributions will be made to holders of NuScale LLC Units and the amount of any such distributions, other than with respect to tax distributions as described below. If a distribution is authorized, except as described below, such distribution will be made to the holders of NuScale LLC Class A Units and NuScale LLC Class B Units on a pro rata basis in accordance with the number of units held by such holder.
The holders of NuScale LLC Units, including NuScale Corp, will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of NuScale LLC. Net profits and net losses of NuScale LLC will generally be allocated to holders of NuScale LLC Units (including NuScale Corp) on a pro rata basis in accordance with the number of NuScale LLC Units held by such holder; however, under applicable tax rules, NuScale LLC will be required to allocate net taxable income disproportionately to its members in certain circumstances. The A&R NuScale LLC Agreement provides for quarterly cash distributions, which we refer to as “tax distributions,” to the holders of NuScale LLC Units generally equal to the taxable income allocated to each holder of units (with certain adjustments) multiplied by an assumed tax rate. Generally, these tax distributions will be computed based on our estimate of the net taxable income of NuScale LLC allocable per NuScale LLC Unit (based on the member which is allocated the largest amount of taxable income on a per unit basis) multiplied by an assumed tax rate equal to the highest combined U.S. federal and applicable state and local tax rate applicable to any natural person residing in, or corporation doing business in, Portland, Oregon, San Francisco, California or New York, New York (whichever results in the application of the highest state and local tax rate for a given type of income) that is taxable on that income (taking into account certain other assumptions, and subject to adjustment to the extent that state and local taxes are deductible for U.S. federal income tax purposes). The A&R NuScale LLC Agreement generally requires tax distributions to be pro rata based on the ownership of NuScale LLC Class A Units and NuScale LLC Class B Units. However, if the amount of tax distributions to be made exceeds the amount of funds available for distribution, NuScale Corp shall receive a tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed first to the other members pro rata in accordance with their assumed tax liabilities, and then to all members (including NuScale Corp) pro rata until each member receives the full amount of its tax distribution using the individual tax rate. NuScale LLC will also make non-pro rata payments to NuScale Corp to reimburse it for corporate and other overhead expenses (which payments from NuScale LLC are not to be treated as distributions under the A&R NuScale LLC Agreement). Notwithstanding the foregoing, no distribution will be made pursuant to the A&R NuScale LLC Agreement to any unitholder if such distribution would violate applicable law or result in NuScale LLC or any of its subsidiaries being in default under any material agreement.
The A&R NuScale LLC Agreement provides that it may generally be amended, supplemented, waived or modified by NuScale Corp in its sole discretion without the approval of any other holder of NuScale LLC Units, except in the case of amendments that would modify the limited liability of a member or increase the obligation of a member to make capital contributions, adversely affect the right of a member to receive distributions or cause NuScale LLC to be treated as a corporation for tax purposes.
The A&R NuScale LLC Agreement also entitles members to exchange their NuScale LLC Class B Units, together with the cancellation for no consideration of an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at NuScale Corp’s election in its sole discretion, subject to certain restrictions, for cash. The exchange ratio is subject to appropriate adjustment by NuScale Corp in the event NuScale LLC Class A Units are issued to NuScale Corp without issuance of a corresponding number of shares of Class A Common Stock or in the event of certain reclassifications, reorganizations, recapitalizations or similar transactions.
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The A&R NuScale LLC Agreement permits the NuScale LLC Class B unitholders to exercise their exchange rights subject to an exchange policy containing certain timing procedures and other conditions. The A&R NuScale LLC Agreement provides that an owner will not have the right to exchange NuScale LLC Class B Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with NuScale Corp, NuScale LLC or any of their subsidiaries to which the NuScale LLC unitholder is subject. We intend to impose additional restrictions on exchanges that we determine to be necessary or advisable so that NuScale LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.
The A&R NuScale LLC Agreement also provides for mandatory exchanges under certain circumstances, including at the option of NuScale LLC, if the number of NuScale LLC Class A Units and NuScale LLC Class B Units outstanding and held by its members (other than those held by NuScale Corp) is less than 15% of the outstanding NuScale LLC Class A Units and NuScale LLC Class B Units or in the discretion of NuScale Corp, with the consent of holders of at least 50% of the outstanding NuScale LLC Class B Units.
Preferred Stock
No shares of NuScale Corp Preferred Stock are currently issued or outstanding. Our Charter authorizes the Board to establish one or more series of NuScale Corp Preferred Stock in one or more classes or series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, the right to elect directors, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, or the designation of the class or series, without the approval of our stockholders; provided, that the aggregate number of shares issued and not retired of any and all such series shall not exceed the total number of shares of NuScale Corp Preferred Stock authorized by our Charter, i.e., 1,000,000 shares of NuScale Corp Preferred Stock.
The authority of the Board to issue NuScale Corp Preferred Stock without approval of our stockholders may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our Common Stock. The issuance of NuScale Corp Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of our Common Stock, including the loss of voting control to others. As a result of these or other factors, the issuance of NuScale Corp Preferred Stock could have an adverse impact on the market price of Class A Common Stock. At present, we have no plans to issue any NuScale Corp Preferred Stock.
Anti-Takeover Effects of Provisions of Delaware Law and our Organizational Documents
Certain provisions of our Organizational Documents could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal or proxy fight. Such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of Class A Common Stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

These provisions include:
Action by Written Consent; Special Meetings of Stockholders. The DGCL permits stockholder action by written consent unless otherwise provided by our Charter. Our Charter permits stockholder action by written consent until such time as NuScale Corp is no longer a “Controlled Company” pursuant to Section 303A.00 of the New York Stock Exchange (“NYSE”) Listed Company Manual. Our Organizational Documents provide that special meetings of stockholders may be called only (i) by the chairperson of the Board, (ii) by our chief executive officer, (iii) at the direction of the Board pursuant to a written resolution adopted by a majority of the total number of directors that NuScale Corp would have if there were no vacancies, or, (iv) until such time as NuScale Corp is no longer a
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“Controlled Company” pursuant to Section 303A.00 of the NYSE Listed Company Manual, pursuant to a written resolution adopted by holders of a majority of the total voting power of the outstanding shares of capital stock of NuScale Corp entitled to vote generally in the election of directors, voting together as a single class; provided, that only proposals included in our notice of meeting may be considered at such special meetings.
Election and Removal of Directors. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Charter provides otherwise. Our Charter disallows cumulative voting. Any directors or the entire Board may be removed at any time, but only for cause, upon the affirmative vote of the holders of at least a majority of the total voting power of the outstanding shares of capital stock of NuScale Corp entitled to vote generally in the election of directors, voting together as a single class. In addition, the certificate of designation pursuant to which a particular series of NuScale Corp Preferred Stock is issued may provide holders of that series of NuScale Corp Preferred Stock with the right to elect additional directors. These provisions could delay a successful tender offeror from obtaining majority control of the Board, and the prospect of that delay might deter a potential offeror.
Authorized but Unissued Shares. Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which apply if and so long as the Class A Common Stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then- outstanding number of shares of Class A Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. The existence of authorized but unissued and unreserved Common Stock and NuScale Corp Preferred Stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise and thereby protect the continuity of NuScale Corp management and possibly deprive stockholders of opportunities to sell their shares of Class A Common Stock at prices higher than prevailing market prices. See the “Preferred Stock” section above.
Business Combinations with Interested Stockholders. In general, Section 203 of the DGCL, an anti-takeover law, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock, which person or group is considered an interested stockholder under the DGCL, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.
Other Limitations on Stockholder Actions. Our Bylaws also impose procedural requirements on stockholders who wish to:
•make nominations for the election of directors;
•propose that a director be removed; or
•propose any other business to be brought before an annual or special meeting of stockholders.
Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary containing, among other things, the following:
•the stockholder’s name and address;
•the number of shares beneficially owned by the stockholder and evidence of such ownership;
•the names of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons;
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•a description of any agreement, arrangement or understanding reached with respect to shares of our stock, such as borrowed or loaned shares, short positions, hedging or similar transactions;
•a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting; and
•any material interest of the stockholder in such business.
Our Bylaws set out the timeliness requirements for delivery of notice.
Limitations on Liability and Indemnification of Officers and Directors
Our Organizational Documents provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our Charter includes provisions that eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director or officer for breach of fiduciary duties as a director or officer.
These provisions may be held to be not enforceable for violations of the federal securities laws of the United States.
Exclusive Forum
The Charter provides that, unless the Company consents in writing to the selection of an alternative forum, (i) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (ii) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), to the fullest extent permitted by law, shall be the federal district courts of the United States of America; provided, that the Charter’s forum selection provision does not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Charter’s forum selection provision, “internal corporate claims” means claims, including claims in the right of NuScale Corp, that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of NuScale Corp’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Charter. However, it is possible that a court could find NuScale Corp’s forum selection provisions to be inapplicable or unenforceable. Although the Company believes this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the Company’s directors, officers and other employees.
Stockholder Registration Rights
The Registration Rights Agreement provides certain NuScale Corp stockholders with certain registration rights whereby, in certain circumstances, subject to certain lockup restrictions and the other terms and conditions of the Registration Rights Agreement, they have the right to require us to register under the Securities Act certain Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement will also provide for “piggyback” registration rights for certain other parties thereto, subject to certain conditions and exceptions.
Transfer Agent and Registrar
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The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.
Listing
Class A Common Stock trades on the NYSE under the symbol “SMR”.
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